Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019



January 7, 2008

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
  Attn: Kevin Woody
        Branch Chief

Re: Smith Barney Mid West Futures Fund L.P. II (the "Partnership") Form 10-K for the fiscal year ended December 31, 2006
     Form 10-Q for the quarterly period ended June 30, 2007
     File No. 000-28336
     --------------------------------------------------------------

Ladies and Gentlemen:

On behalf of this firm's client, Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated September 26, 2007 to Jennifer Magro, Chief Financial Officer of the General Partner. For your convenience, the Staff's comments are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2006
-----------------------------------------------------

Financial Statements
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Notes to the Financial Statements
---------------------------------

Note 8.  Financial Instrument Risks:
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1.   We note that the Partnership and the master funds may make investments in assets that are not traded on an exchange. Explain to us the Partnership's and the master funds' policy for determining the fair value of these assets. Additionally, to the extent the Partnership or master funds have any such investments as of period end; tell us how you determined that it would not be


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Kevin Woody
January 7, 2008
Page 2


     necessary to disclose the Partnership's and master funds' methodology for calculating the fair value in the policy footnote.

The Partnership does not engage in any direct trading. All trading is conducted through the Master Fund. The majority of the Master Fund's trading is in exchange traded futures contracts for which daily settlement prices are available. Currently, all off-exchange contracts traded by the Master Fund's are traded in commodity interests for which there is generally a liquid underlying market and are valued by reference to the settlement price of a similar exchange-traded product. The Master Fund's off-exchange contracts to date, therefore, have been valued based on the settlement price of a similar exchange-traded product.

In the event the Master Fund trades an off-exchange contract for which no similar exchange traded product exists, the General Partner will value the off-exchange contract using one or more alternative valuation methods which may include, but are not necessarily limited to, reliance on assessments made by internal product control teams affiliated with the General Partner. The General Partner will include a description of any such alternative valuation method in the Partnership's policy footnote in such event.

The Partnership's current disclosure states that: "The majority of the Master [Fund]'s positions will be exchange-traded futures contracts, which will be valued daily at settlement prices published by the exchanges. If applicable, the Master [Fund]'s spot and forward foreign currency contracts will also be valued at published daily settlement prices or at dealers' quotes. The General Partner/Managing Member expects that under normal circumstances substantially all of the Partnership's/Master [Fund]'s assets will be valued by objective measures and without difficulty." The General Partner believes that this disclosure is currently accurate.

                                     * * * *



Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth



cc:  Jennifer Magro
     Gabriel Acri
     Robert Telewicz, Securities and Exchange Commission